UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM SD

Specialized Disclosure Report

______________________

3D SYSTEMS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

______________________

Delaware	001-34220	95-4431352
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 THREE D SYSTEMS CIRCLE
ROCK HILL, SOUTH CAROLINA	29730
(Address of Principal Executive Offices)	(Zip Code)

Andrew M. Johnson

Executive Vice President,

Chief Legal Officer and Secretary

(803) 326-3900

(Name and telephone number, including area code, of the person to contact in connection with this report):

______________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1. — CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

3D Systems Corporation (“3D Systems,” the “Company,” “we,” “our,” or “us”) is a holding company incorporated in Delaware in 1993. We market our products and services through subsidiaries in North America and South America, Europe and the Middle East and the Asia Pacific and Oceania region. We provide comprehensive 3D printing and digital manufacturing solutions, including 3D printers for plastics and metals, materials, software, and digital design tools. Our solutions support advanced applications in two key industry verticals: Healthcare (which includes dental, medical devices and personalized health services) and Industrial (which includes aerospace, defense, transportation and general manufacturing). We have over 30 years of experience and expertise which have proven vital to our development of an ecosystem and end-to-end digital workflow solutions which enable customers to optimize product designs, transform workflows, bring innovative products to market and drive new business models.

Products Overview

We design, manufacture, sell, and service 3D printers (additive manufacturing devices). We also provide custom 3D printing services. We source parts and materials to support our innovations and the business needs of our customers. Additionally, our products are complex and consist of materials and parts sourced from hundreds of suppliers. We determined that during the 2021 calendar year, we manufactured and sub-contracted to manufacture certain components for our products containing conflict minerals (as defined below) and that the use of these minerals is sometimes necessary to the functionality or production of these products.

Conflict Minerals Disclosure

The disclosure on this Form SD for 3D Systems is being filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2021 to December 31, 2021. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The specified conflict minerals, which we collectively refer to in this Report as “conflict minerals,” are defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten, and gold for the purposes of this assessment.

Under SEC regulations, if any conflict minerals are necessary to the functionality or production of a product manufactured by 3D Systems or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. If a registrant can establish that conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report, to the SEC that includes a description of those due diligence measures.

Reasonable Country of Origin Inquiry and Conclusion (“RCOI”)

As part of our RCOI, we reviewed product specifications and undertook an analysis of our product portfolio to determine whether conflict minerals are present in the raw materials used in our solutions.

As a company in the 3D printing industry, 3D Systems is several levels removed from the actual mining of minerals. We do not make direct purchases of raw ore or unrefined conflict minerals and make no direct purchases from the DRC or any of the other Covered Countries. We worked with our direct suppliers to identify and trace their supply chains, and those suppliers in turn sought similar information within their supply chains to identify the original sources of necessary conflict minerals. As part of this process, we requested that all direct suppliers of goods that possibly contain conflict minerals provide information using the template developed by the Responsible Minerals Initiative, known as the Conflict Minerals Reporting Template.

Due to the breadth and complexity of 3D Systems’ products and supply chain, many of our suppliers have not responded with verifications of the origin of materials supplied to 3D Systems. 3D Systems will continue to seek responses from its suppliers.

Because the origin of conflict minerals could not be determined at the conclusion of the RCOI, we proceeded to exercise due diligence in accordance with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The accompanying Conflict Minerals Report describes the results of our due diligence.

The information contained in this Form SD is available free of charge on our website at www.3dsystems.com. Other information contained in, and that can be accessed through the website, is not, and shall not be deemed to be, part of this Form SD or incorporated into any other filings we make with the SEC.

Item 1.02 Exhibit.

As specified in Section 2 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2. — EXHIBITS

Item 2.01. Exhibits.

The following exhibit is filed as part of this Form SD as required by Items 1.01 and 1.02 of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

3D SYSTEMS CORPORATION

By	/s/Andrew M. Johnson
Andrew M. Johnson
Executive Vice President,
Chief Legal Officer and Secretary

Date: May 31, 2022